December 8, 2004


via U.S. mail and facsimile

Paul G. Carter
President and Chief Executive Officer
Custom Branded Networks, Inc.
821 E. 29th
North Vancouver, British Columbia
V7K 1B6 Canada

	Re:	Custom Branded Networks, Inc.
		Revised Preliminary Information Statement on Schedule
14A
		File No. 0-28543
		Filed November 29, 2004

Dear Mr. Carter:

	We have conducted a limited review of your Schedule 14A and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal I

1. We reissue comment # 5 from our previous comment letter.
Revise
to discuss management`s experience with other similar "resource based" projects. In particular, compare this experience with management`s experience as turnkey private label internet solutions provider. Additionally, indicate why you believe that you will be able to locate a resource based project that has potential commercial viability.

Proposal II

2. Revise to indicate how the board chose the name "Novastar
Resources, Ltd."

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions regarding this matter to Michael McCoy at
(202) 942-1908 or, in his absence, to the undersigned, at (202)
942-
1870. Please send all correspondence to us at the following ZIP code: 20549-0405.

								Sincerely,



								H. Roger Schwall
								Assistant Director


cc:	Michael McCoy

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Custom Branded Networks, Inc.
December 8, 2004
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE